United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Amendment No.1

Under the Securities and Exchange Act of 1934

First Time Design, Ltd.
(Name of Issuer)

Common Stock  (No Par Value)
Title of Class of Securities
33766M106 (CUSIP Number)


Thomas G. Berlin
Berlin Financial,Ltd.
1325 Carnegie Ave, Cleveland,OH 44115
(216) 479.0400

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2012

(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Thomas G. Berlin

2	If a member group		a)	/ /
					b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting		198,573
Beneficially
Owned By Each		8	Shared Voting		30,155
Reporting Person
With			9	Sole Dispositive	198,573

			10	Shared Dispositive	30,155

11	Aggregate Amount Beneficially owned		228,728

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 14%
14	Type of Reporting Person	IA, IN



Item	1.	Security and Issuer


CUSIP	33766M106

First Time Design,Ltd
2350 S.170th Street
New Berlin, WI 53151-2702
Phone: 262-364-5200


Item 2. Identity and Background.

(a) The name of the Reporting Person is Thomas G. Berlin.

(b) The Reporting Person's address is Berlin Financial, Ltd.,
1325 Carnegie Ave, Cleveland, OH 44115

(c) The Reporting Person's occupation is managing member;investment advisor;Berlin Financial,Ltd., 1325 Carnegie Ave, Cleveland, OH 44115.

(d) None

(e) None

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration.


The Privately Managed Shares were purchased using funds of each respective account holder. The Reporting Person is the managing member of the investment adviser who manages the Privately Managed Accounts.


Item 4. Purpose of Transaction.

The Reporting Person purchased and sold certain shares (the "Privately Managed Shares") in his capacity as the managing member of the Privately Managed Accounts. In addition, th Reporting Person purchased and sold certain Shares for his own account
(the "T. Berlin Shares").  During the time period from
February 13, 2007 through December 10,2012,the Reporting Person held the investment in the Companys Common Stock for investment purposes only.

However, at this time, the Reporting Person believes that the stock of the Company is undervalued and intends to partner with management in order to begin to explore strategic options of the Company.The Reporting Person has no specific plans at this point with respect to the purchase or sale of any shares of the Companys Common Stock, however, the Reporting Person may purchase additional shares of, or dispose of some or all of the shares of Common Stock.


Item 5.	Interest in Securities of the Issuer

(a) The aggregate amount owned by the Reporting Person,including the Privately Managed Shares and the T. Berlin Shares, is 228,728 shares or 14% of the outstanding shares.

(b)


				Shares			Percentage
Sole Voting Power		198,573			12.16%
Shared Voting Power 		30,155			1.84%
Sole Dispositive Power		198,573			12.16%
Shared Dispositive Power	30,155			1.84%

The Reporting Person shares voting and dispositive power with clients in the following amounts:
Privately Managed Accounts, 30,155 shares.

The Reporting Person has sole voting and dispositive power with respect to 198,573 shares, which are held for the Reporting Person's own account.


The address of the Privately Managed Accounts is c/o the Reporting Person. There are no proceedings required to be disclosed with respect to any person sharing beneficial ownership with the Reporting Person.


(c)	On the following dates, the Reporting Person purchased and/or sold the following numbers of shares for the prices per share set forth below. Each such purchase or sale occured through a customary broker transaction.

T. Berlin Share Transactions

Date		Shares		Price/Share	Sold or Bought
12/10/2012  	169,616 	1.74		B
12/10/2012  	169,616 	1.74		S




d)	Not Applicable.

e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect
to the Issuer.

	The clients in the Privately Managed Acoounts have the right to receive any proceeds from the sale of the Privately Managed Shares. Thomas Berlin has the right to receive any proceeds from the T. Berlin Shares.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	June 5, 2013


/s/
Thomas G. Berlin